UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of April 2021

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless Launches Acculink Cargo, A New Managed IoT Solution for Asset Tracking

Acculink Cargo provides an easy to deploy, near real-time visibility, global tracking and exception-based monitoring solution for high-value and sensitive assets to serve the $30B+ global asset tracking market

VANCOUVER, British Columbia--(BUSINESS WIRE)--April 15, 2021--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the world’s leading IoT solutions provider, today launched Acculink Cargo, a new managed IoT solution that companies can quickly deploy to track the location and condition of high-value and sensitive assets. Delivered as a service for a single monthly fee, Acculink Cargo leverages Sierra Wireless’ unique expertise in IoT devices, global connectivity and cloud to deliver a single solution companies can use to monitor the near real-time status of assets anywhere in the world, as they move through their supply chains.

A Large and Growing Market
Asset tracking and other supply chain visibility solutions are a large and rapidly growing market. In a recent report, Mordor Intelligence valued the asset tracking market at $17.14 billion in 2020, and expects this market to grow to $34.82 billion by 2026, at a compound annual growth rate of 13.45%. As the report notes, the e-commerce boom has increased the need for companies to track assets.

Acculink Cargo enables electronics manufacturers, cold-chain carriers, general freight carriers, food and produce shippers and third-party logistics firms to gain the supply-chain visibility they require to avoid shipping delays, minimize dwell time, prevent theft and remediate environmental conditions that can lead to asset damage. In addition to tracking the location of these assets, Acculink Cargo can also alert customers if an asset is exposed to light, changes in temperature, humidity, shock, or other conditions that might spoil or otherwise damage it.

A Simple, Flexible, Powerful Solution for Asset Tracking
Drawing on more than two decades of experience in the IoT market, Sierra Wireless has designed Acculink Cargo to address the three key needs facing companies as they seek to track high-value and sensitive assets – real-time visibility, product-level tracking and exception-based monitoring.

In addition, Acculink Cargo boasts these other benefits:

  Quick Deployment: Acculink Cargo fully integrates edge devices, global network connectivity and a cloud-based application, supporting quick deployment in as little as 30 days, with minimal startup costs.
  Highly Accurate Tracking: Use of LTE cellular wireless networks in combination with GPS data enables customers to pinpoint the location of their assets.
  Flexibility/Ease of Use: The cloud-based application features a simple, intuitive user interface with customizable dashboards and configurable alerts.
  Configurable Location and Status Reporting: Users can set up specific geolocation, light, temperature, humidity, and shock conditions they want to monitor for each shipment. Users can also adjust when data on these conditions is updated, allowing them to extend the battery life of their edge devices.
  Valuable Insights: Users can analyze real-time and historical shipping data to uncover trends and other information that can help them make better business decisions.

“When it comes to high-value and sensitive assets, companies no longer want to just track their location as they travel through their supply chains. Today, they expect to be able to monitor the condition of these assets in near real-time as well,” said Rupal Nanavati, Vice President & General Manager of IoT Applications, Sierra Wireless. “Acculink Cargo addresses these needs, with an easy-to-deploy, fully integrated managed solution from the global leader in IoT.”

Pricing and Availability
Acculink Cargo is sold on an as-a-service basis, lowering customers’ initial upfront investment, while also allowing them to easily scale the solution up or down as their business needs change. Customers have the option to purchase devices upfront, and only pay for connectivity and the application on a subscription basis. Alternatively, they can sign up for a complete managed IoT service, with a single monthly fee that covers devices, network and application access.

Acculink Cargo is currently available to customers throughout North America. Sierra Wireless plans to expand availability of the solution to other regions in the future.

For more information, visit: http://www.sierrawireless.com/acculink

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:
To view and download images of Sierra Wireless products, visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy. Companies globally are adopting IoT to improve operational efficiency, create better customer experiences, improve their business models and create new revenue streams. Whether it is an integrated solution to help a business securely connect edge devices to the cloud, or a software/API service to help manage processes associated with billions of connected assets, or a platform to extract real-time data to make the best business decisions, Sierra Wireless will work with you to develop the right industry-specific solution for your next IoT endeavor. Sierra Wireless operates a 24/7/365 Global Network Operation Center (GNOC) and R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at https://www.linkedin.com/company/sierra-wireless and on YouTube at https://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements
This press release contains forward-looking statements. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations but involve risks and uncertainties. These statements may relate to, among other things: plans and timing for the introduction or enhancement of our products and services, future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans that are not historical fact. These statements are subject to numerous risks and uncertainties surrounding our business and the markets we operate in, including, but not limited to, changes in technology and market conditions and our ability to implement our strategy and successfully develop, manufacture and supply new products and services. Due to these many risks and uncertainties we cannot assure you that the forward-looking statements contained in this press release will be realized.

Contacts

Louise Matich
Sierra Wireless
Media Relations
phone: +1 236 979 2154
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: April 15, 2021